UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

dELiA*s, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24611101

(CUSIP Number)

Puja Seam

c/o Investure, LLC

126 Garrett Street, Suite J

Charlottesville, VA 22902

Telephone: (434) 220-0280

Facsimile: (434) 220-0285

Copy to

Stephen P. Wink, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Telephone: (212) 906-1229

Facsimile: (212) 751-4864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24611101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Investure, LLC I.R.S. #20-0456218

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 19,241,375

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,241,375

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,241,375

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.8% (*)

14	Type of Reporting Person IA

(*)   Percentage calculation assumes conversion of the 153,931 shares of Series B Convertible Preferred Stock of the Issuer into 19,241,375 shares of Common Stock of the Issuer.  As of September 11, 2014, there were 73,218,912 shares of common stock reported as outstanding in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2014.

CUSIP No. 24611101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Investure Global Equity (GP), LLC I.R.S. #26-4440171

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 19,241,375

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,241,375

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,241,375

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.8% (*)

14	Type of Reporting Person OO

(*)   Percentage calculation assumes conversion of the 153,931 shares of Series B Convertible Preferred Stock of the Issuer into 19,241,375 shares of Common Stock of the Issuer.  As of September 11, 2014, there were 73,218,912 shares of common stock reported as outstanding in the Issuer’s quarterly report on Form 10-Q filed with the SEC on September 16, 2014.

CUSIP No. 24611101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Investure Global Equity Fund, LP — All Asset Series I.R.S. #26-4440283

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 19,241,375

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,241,375

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,241,375

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.8% (*)

14	Type of Reporting Person PN

(*)   Percentage calculation assumes conversion of the 153,931 shares of Series B Convertible Preferred Stock of the Issuer into 19,241,375 shares of Common Stock of the Issuer.  As of September 11, 2014, there were 73,218,912 shares of common stock reported as outstanding in the Issuer’s quarterly report on Form 10-Q filed with the SEC on September 16, 2014.

CUSIP No. 24611101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Alice W. Handy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 19,241,375

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,241,375

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,241,375

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.8% (*)

14	Type of Reporting Person IN

(*)   Percentage calculation assumes conversion of the 153,931 shares of Series B Convertible Preferred Stock of the Issuer into 19,241,375 shares of Common Stock of the Issuer.  As of September 11, 2014, there were 73,218,912 shares of common stock reported as outstanding in the Issuer’s quarterly report on Form 10-Q filed with the SEC on September 16, 2014.

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) is filed on behalf of the Reporting Persons with the SEC.  This Statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of dELiA*s, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices in 50 West 23rd Street, New York, NY 10010.

Item 2.	Identity and Background

(a)-(f).  This Statement is filed by Investure, LLC (“Investure”), Investure Global Equity (GP), LLC (“Investure Global Equity GP”), Investure Global Equity Fund, LP — All Asset Series (“Investure Global Equity”) and Alice W. Handy (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Ms. Handy is the managing member of Investure.  Investure is the managing member of Investure Global Equity GP and investment adviser to Investure Global Equity.  Investure Global Equity GP is the general partner of Investure Global Equity, a security holder of the Issuer.

The address of the Principal Office of each of Investure Global Equity, Investure Global Equity GP, Investure and Ms. Handy is 126 Garrett Street, Suite J, Charlottesville, Virginia 22902.

The jurisdiction of formation of each of Investure Global Equity, Investure Global Equity GP and Investure is the State of Delaware.  Ms. Handy is a citizen of the United States.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 4, 2014, Investure Global Equity received a distribution of 153, 931 shares of Series B Convertible Preferred Stock of the Issuer (the “Distribution”) in connection with the winding up and dissolution of FW3, LP, a Delaware limited partnership.  Such shares are convertible at any time into 19,241,375 shares of Common Stock of the Issuer.  The Distribution was made in consideration of Investure Global Equity’s interest as a limited partner of FW3, LP.

Item 4.	Purpose of Transaction

The Reporting Persons are passive investors in the securities of the Issuer and have no plans to acquire additional securities of the Issuer.  The Reporting Persons may dispose of the securities of the Issuer in the normal course of their business.  Other than such potential disposition of securities, the Reporting Persons have no plans or proposed plans which would relate to or result in any reportable events under this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b).  Investure Global Equity is the beneficial owner of 153, 931 shares of Series B Convertible Preferred Stock of the Issuer, which is equivalent to 19,241,375 shares of Common Stock of the Issuer on a fully converted basis (the “Shares”), and has shared power over the voting and disposition of the Shares.

Investure Global Equity GP, as the general partner of Investure Global Equity, may be deemed to be the beneficial owner of the Shares, and to have shared power over the voting and disposition of the Shares.

Investure, as the managing member of Investure Global Equity GP and investment adviser to Investure Global Equity, may be deemed to be the beneficial owner of the Shares, and to have shared power over the voting and disposition of the Shares.

Alice W. Handy, as the managing member of Investure, may be deemed to be the beneficial owner of the Shares, and to have shared power over the voting and disposition of the Shares.

(c).  None.

(d).  Not applicable.

(e).  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2014

INVESTURE, LLC

By:	/s/ ALICE W. HANDY
Name:	Alice W. Handy
Title:	Managing Member

INVESTURE GLOBAL EQUITY (GP), LLC

By:	INVESTURE, LLC
Title:	Managing Member

By:	/s/ ALICE W. HANDY
Name:	Alice W. Handy
Title:	Managing Member

INVESTURE GLOBAL EQUITY FUND, LP —ALL ASSET SERIES

By:	INVESTURE GLOBAL EQUITY (GP), LLC
Title:	General Partner

By:	INVESTURE, LLC
Title:	Managing Member

By:	/s/ ALICE W. HANDY
Name:	Alice W. Handy
Title:	Managing Member

/s/ ALICE W. HANDY
Name: Alice W. Handy